EXHIBIT 12.1

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 are as follows:

	Year Ended December 31,
(Amounts in thousands)	2009		2008		2007	2006	2005
Net income from continuing operations	$24,892		$190,122		$481,247	$602,462	$557,692
Fixed charges	683,018		728,303		681,452	455,960	356,612
Income distributions from partially owned entities	30,472		44,690		24,044	35,911	40,152
Capitalized interest	(17,256)		(63,063)		(53,648)	(26,195)	(15,582)
Preferred unit distributions	(19,658)		(19,743)		(19,832)	(23,007)	(50,731)

Earnings - Numerator	$701,468		$880,309		$1,113,263	$1,045,131	$888,143

Interest and debt expense	$634,283		$635,724		$599,804	$400,540	$284,876
Capitalized interest	17,256		63,063		53,648	26,195	15,582
1/3 of rental expense – interest factor	11,821		9,773		8,168	6,218	5,423
Preferred unit distributions	19,658		19,743		19,832	23,007	50,731
Fixed charges - Denominator	683,018		728,303		681,452	455,960	356,612
Preferred share dividends	57,076		57,091		57,177	57,511	46,501
Combined fixed charges and preference dividends - Denominator	$740,094		$785,394		$738,629	$513,471	$403,113

Ratio of earnings to fixed charges	1.03	(1)	1.21	(1)	1.63	2.29	2.49
Ratio of earnings to combined fixed charges and preference dividends	0.95	(2)	1.12	(2)	1.51	2.04	2.20

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest and (v) preferred unit distributions of the Operating Partnership.  Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions of the Operating Partnership. Combined fixed charges and preference dividends equals fixed charges plus preferred share dividends.

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(1)     Excluding non-cash impairment charges recognized in the years ended December 31, 2009 and 2008, the ratios of earnings to fixed charges were 1.44 and 1.40, respectively.

(2)     Excluding non-cash impairment charges recognized in the years ended December 31, 2009 and 2008, the ratios of earnings to combined fixed charges and preference dividends were 1.33 and 1.30, respectively.